Mail Stop 4561
								July 6, 2005

Humberto L. Lopez
Chief Financial Officer
BankUnited Financial Corporation
255 Alhambra Circle
Coral Gables, FL 33314


	Re:	Bankunited Financial Corp.
Form 10-K for the fiscal year ended September 30, 2004
File No. 1-13921

Dear Mr. Lopez,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Paul Cline
								Senior Accountant